GLOBALFOUNDRIES INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements

This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing trade and political tensions with China and the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation, and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in GLOBALFOUNDRIES’ Annual Report on Form 20-F for the year ended December 31, 2022, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (the “SEC”). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GLOBALFOUNDRIES INC.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“We,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich integrated circuits (“ICs”) that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.

The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and long-term supply agreements (“LTAs”), providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 40 customers with LTAs as of March 31, 2023, many of whom are the global leaders in their field.

The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 91% of our net revenue during the quarter ended March 31, 2023. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.

The semiconductor industry is susceptible to uncertain economic conditions that could impact demand. We remain cautious regarding the macroeconomic headwinds facing our industry in the first half of 2023. We continue to implement a long-term partnership-driven model with our industry, which is driving improved visibility for our business through this period of uncertainty.

Components of Results of Operations

Net Revenue
We generate the majority of our revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from pre-fabrication services such as rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test, and packaging. Pricing is typically agreed prior to production and then updated based on subsequent period negotiations.

Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary-headwinds we are facing within our business, we have experienced an increase in costs for materials and energy in the current period, and we expect these increases to continue to have an adverse impact on our financial results of operations, while these economic conditions persist.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment We periodically assess the estimated useful lives of property, plant and equipment. As a result of a review completed in April 2023, the Company concluded the estimated maximum useful life of buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. We depreciate equipment on a straight-line basis over a two-to-ten-year period. We depreciate equipment on a straight-line basis over a two-to-ten-year period. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs

GLOBALFOUNDRIES INC.
of electricity, water and other utilities and services. We expect cost of revenue to increase modestly in absolute terms and as a percentage of revenue in the second quarter 2023.

Operating Expenses
Our operating expenses consist of research and development (“R&D”), selling, general and administrative expenses, and restructuring charges. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.

Research and Development (“R&D”)
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D expense to increase modestly in absolute terms and as a percentage of revenue in the second quarter 2023..

Selling, General and Administrative (“SG&A”)
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses.
Since we became a publicly traded company in October 2021, we have and will continue to incur increased audit, accounting, legal, information technology, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company. We expect SG&A expenses to decrease modestly in absolute terms and as a percentage of revenue in the second quarter 2023.

Restructuring Charges
Restructuring charges relate to reductions in our global workforce , leased workspace and we engage consultants for strategic support of the restructuring.

Other Operating Charges

Finance Income (Expense), net
Finance income (expense), net consists primarily of interest on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions, net of interest income related to investing activities.

Other Income (Expense), net
Other income (expense), net consists of gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are tool sales to third party, as well as gains and losses relating to hedging activities.

Income Tax Expense
Income tax expense consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, which mainly include Germany, Singapore and the United States.

GLOBALFOUNDRIES INC.
A. Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

(in millions)	Three Months Ended March 31,
	2023	2022
Net revenue	$1,841	$1,940
Cost of revenue	1,326	1,471
Gross profit	515	469
Research and development expenses	109	128
Selling, general and administrative expenses	111	116
Restructuring expenses	5	—
Operating expenses	225	244
Income from operations	290	225
Finance income (expenses), net	1	(28)
Share of profit of joint ventures and associates	1	1
Other income (expense), net	(15)	9
Income before income taxes	277	207
Income tax expense	(23)	(29)
Net income for the period	$254	$178

Comparison of Three Months Ended March 31, 2023 and 2022

Net Revenue

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Net revenue	$1,841	$1,940	$(99)	(5.1)%

Net revenue decreased by $99 million, or 5.1%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The decrease was primarily a result of lower wafer shipment volumes despite higher average selling prices (“ASP”). For the three months ended March 31, 2023, wafer shipments were 511 thousand (300mm equivalent), an 18% decrease from the prior year. ASP per wafer increased approximately 12% year over year, driven by ramping LTAs with better pricing, and continued improvement in product mix.

GLOBALFOUNDRIES INC.
Cost of Revenue

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Cost of revenue	$1,326	$1,471	$(145)	(9.9)%
Gross margin	28.0%	24.2%		+380bps

Cost of revenue decreased by $145 million, or 9.9%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The decrease was primarily a result of approximately 18% decrease in wafer shipments, $20 million decrease in depreciation expense and $11 million decrease in share-based compensation.
Our improvement in gross margin to 28.0% for the three months ended March 31, 2023 from 24.2% for the three months ended March 31, 2022 was largely attributable to higher ASPs and product mix.

Operating Expenses

Research and Development Expenses

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Research and development expenses	$109	$128	$(19)	(14.8)%
As a % of revenue	5.9%	6.6%

Research and development expenses decreased by $19 million, or 14.8%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The change was primarily a result of a 20% decrease in employee-related expenses driven by lower headcount.

GLOBALFOUNDRIES INC.
Selling, General and Administrative Expenses

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Selling, general and administrative expenses	$111	$116	$(5)	(4.3)%
As a % of revenue	6.0%	6.0%

Selling, general and administrative expenses decreased by $5 million, or 4.3%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The change was primarily a result of lower headcount which contributed to a decrease in share-based compensation of $10 million, partially offset by a $5 million increase in professional services costs.

Restructuring Charges

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Restructuring charges	$5	$—	$5	NM

Restructuring charges were $5 million for the three months ended March 31, 2023 compared to $0 for the three months ended March 31, 2022. This change was due to the Company incurring additional employee-related charges associated with the reduction in our global workforce.

Finance income (expense), net

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Finance income (expenses), net	$1	$(28)	$29	103.6%

Finance income, net increased by $29 million, or 103.6%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The increase was primarily a result of $31 million higher interest income generated from money market funds and investments in marketable debt securities, partially offset by $2 million higher interest expense.

GLOBALFOUNDRIES INC.
Other income (expense), net

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Other income (expense), net	$(15)	$9	$(24)	(266.7)%

Other income (expense), net decreased by $24 million, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The decrease was primarily driven by $30 million of foreign exchange currency losses and losses in 2023 from unwinding of certain commodity hedges, partially offset by utilization of approximately $7 million in asset retirement obligations associated with the sale of the East Fishkill business.

Income Tax Expense

(in millions)	Three Months Ended March 31,
	2023	2022	Change	% Change

Income tax expense	$(23)	$(29)	$6	(20.7)%
Income tax expense decreased by $6 million, or 20.7%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The decrease was primarily a result of an improved mix of income in certain jurisdictions and a benefit related to Singapore tax incentives, partially offset by additional withholding tax expense accrued in the United States.

GLOBALFOUNDRIES INC.
B. Liquidity and Capital Resources

We have financed our operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including customers' prepayments under LTAs. As of March 31, 2023, our cash, cash equivalents and marketable securities balances of $3.2 billion included $2.3 billion of cash and cash equivalent and $976 million of marketable securities.

As of March 31, 2023 and December 31, 2022, we had an undrawn revolving credit facility of $1 billion. In addition to our available revolver, we had $2.5 billion of debt outstanding as of March 31, 2023 and December 31, 2022, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount we receive from customers, the timing and extent of our expansion in new territories, spending to support research and development efforts, the introduction of new and enhanced products and solutions, and the continuing market adoption of our technology offerings. We may from time to time seek to raise additional capital to support our growth. We believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Three Months Ended March 31,
	2023	2022
Cash provided by operating activities	$479	$845
Cash used in investing activities	(586)	(639)
Cash provided by financing activities	10	118
Effect of exchange rate changes on cash and cash equivalents	$1	$1
Net increase/(decrease) in cash and cash equivalents	$(96)	$325

Operating Activities
Cash provided by operating activities for the three months ended March 31, 2023 of $479 million decreased $366 million compared to the $845 million provided for the three month period ended March 31, 2022. The decrease was primarily attributable to higher net income of $76 million, adjusted for $65 million of reduced depreciation and amortization of intangible assets and $18 million of lower share based compensation expense. Unfavorable changes in working capital of $363 million included a decrease in trade and other payables of $356 million driven by a decrease in advances and deposits, and an increase in inventory of $20 million due to ongoing cyclical headwinds facing the semiconductor industry, in part caused by recent macroeconomic events which have led to softness in certain consumer-centric markets. This was partially offset by an increase in receivables, prepayments. other non current assets and other assets of $13 million.

Investing Activities
Cash used in investing activities for the three months ended March 31, 2023 of $586 million, decreased $53 million compared to the use of $639 million for the three month period ended March 31, 2022. The decrease was primarily attributable to capital expenditures, of $853 million, net of a $152 million tax credit refund from the State of New York, a net increase of $210 million from the prior year period, principally associated with activities to expand capacity within certain of our fabrication facilities. This increase was partially offset by $238 million in proceeds from the sale of the East Fishkill business and the net proceeds from the sale of marketable securities increased by $25 million.

Financing Activities
Cash provided by financing activities for the three months ended March 31, 2023 of $10 million decreased $108 million compared to the $118 million provided in the three month period ended March 31, 2022. The decrease was primarily attributable to reduced proceeds from borrowings of $170 million partially offset by a debt repayment reduction of $33 million, increased proceeds from the issuance of equity instruments of $32 million and an increase in proceeds of government grants of $5 million.